Securities and Exchange Commission

                        Washington, D.C.  20549

                             Schedule 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)

                         FIELDS AIRCRAFT SPARES, INC.
                 -------------------------------------
                           (Name of Issuer)

                      Common Stock, $.05 par value
                --------------------------------------
                    (Title of Class of Securities)

                                316572106
                           ----------------
                            (CUSIP Number)

                           F. Mark Kuhlmann
                     McDonnell Douglas Corporation
                          Post Office Box 516
                       St. Louis, MO 63166-0516
                                314-232-0232
                --------------------------------------
                  (Name, Address and Telephone Number
                    of Person Authorized to Receive
                      Notices and Communications)

                             July 2, 1996
                 ------------------------------------
                 (Date of Event which Requires Filing
                          of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
the following box.                                                  [ ]

Check the following box if a fee is being paid with this statement. [ ]

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on following pages)

                              PAGE 1 OF 5


CUSIP NUMBER: 316572106                           PAGE 2 OF 5 PAGES



- ---------------------------------------------------------------------

1)     Names of Reporting Persons; S.S. or I.R.S. Identification
       McDonnell Douglas Corporation,  43-0400674
- ---------------------------------------------------------------------

2)     Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)  [ ]
     (b)  [ ]
- ---------------------------------------------------------------------

3)     SEC Use Only
- ---------------------------------------------------------------------

4)     Source of Funds (See Instructions)                      00*
- ---------------------------------------------------------------------
5)     Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)                                     [X]
- --------------------------------------------------------------------

6)     Citizenship or Place of Organization                      MD
- ---------------------------------------------------------------------
   Number of     7)     Sole Voting Power                   355,626**
    Shares        ---------------------------------------------------
 Beneficially
   Owned by      8)     Shared Voting Power
Each Reporting     --------------------------------------------------
 Person With
                 9)     Sole Dispositive Power              355,626**
                   --------------------------------------------------

                10)     Shared Dispositive Power
- ---------------------------------------------------------------------

1)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            355,626**
- ---------------------------------------------------------------------

12)     Check if the Aggregate Amount in Row (11)
        Excludes Certain Shares (See Instructions)                [ ]
- ---------------------------------------------------------------------

13)     Percent of Class Represented by Amount in Row (11)      26.5%











CUSIP NUMBER: 316572106                           PAGE 3 OF 5 PAGES


- ---------------------------------------------------------------------

14)     Type of Reporting Persons (See Instructions)              CO
- ---------------------------------------------------------------------

* Beneficial ownership in Issuer was acquired by Filer in exchange for certain debt owed to Filer by a subsidiary of Issuer.


** Filer currently owns 586,862 shares of Series A Convertible Preferred Stock of Fields Aircraft Spares Incorporated, a wholly-owned subsidiary of the Issuer. Filer is entitled to receive 25% of the outstanding common shares of Issuer on a fully diluted basis at the time of exercising its convertible rights to acquire the common shares. Within 10 days following the date on which the common shares are approved for quotation on, and are quoted for trading on, the Nasdaq Stock Market as a SmallCap market security, the Filer is required to convert its interest into common shares of the Issuer. The numbers shown on lines 7, 9 and 11 represent the number of common shares in the Issuer which the Filer would have obtained if it exercised such rights at the date of this
     Schedule 13D. The percentage ownership on line 13 assumes that none of the outstanding options to acquire Issuer's common stock held by third parties have been exercised. The numbers shown on lines 7, 9, 11 and 13 are to the best of Filer's knowledge based on the number of common shares and options to acquire common shares outstanding as reported in Issuer's most recently available filings with the Securities and Exchange Commission. See Item 6 herein.

CUSIP NUMBER: 316572106                           PAGE 4 OF 5 PAGES

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), relating to the common stock, $.05 par value per share, of Fields Aircraft Spares, Inc., a Utah corporation, previously filed by McDonnell Douglas Corporation (the "Filer").


     1. Paragraph 1(e) of Item 2 of the Schedule 13D, "Identity and Background," is hereby amended and restated to provide in its entirety as follows:

     Except as described below, during the past five years, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     On June 24, 1996, McDonnell Douglas Corporation ("Company") resolved the previously disclosed investigation commenced by the Securities and Exchange Commission ("SEC") in 1993 relating to the Company's disclosures about and accounting for the C-17 Program. Further, the Commission's investigation commenced in 1991 with regard to the A-12 Program has been concluded without any action.

     The Company settled a complaint filed by the SEC in federal district court alleging that the Company violated Section 13(a) of the Securities Exchange Act of 1934 and Rules 13a-1 and 12b-20 thereunder. The complaint alleged that the Company's estimate at completion on the C-17 design, development and initial production contract at December 31, 1990 failed to recognize losses resulting in allegedly incorrect December 31, 1990 financial statements that overstated earnings in a material amount.

     Without admitting or denying any of the allegations in the complaint for purposes of this SEC proceeding only, and solely for the purposes of settlement of the SEC's complaint, the Company simultaneously agreed to the entry of an injunction enjoining it from violating Section 13(a) of the Securities Exchange Act of 1934, and Rules 13a-1 and 12b-20 thereunder in the future, and to the payment of a civil penalty of $500,000. On July 2, 1996, the court entered the injunction. This settlement concluded the investigation.


     2. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.








CUSIP NUMBER: 316572106                           PAGE 5 OF 5 PAGES


SIGNATURES
- --------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 8, 1996

                              McDONNELL DOUGLAS CORPORATION

                                   /s/ F. Mark Kuhlmann
                              By:  ---------------------------
                              Name:    F. Mark Kuhlmann
                              Title:   Senior Vice President
                                       and General Counsel